Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fiscal Year and the Fourth Quarter Ended June 30, 2017

Fiscal Year 2017 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $70.1 million, a decrease of 42.3% compared to the comparable prior year period.
•	Total revenues were $431.9 million, a decrease of 20.6% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 32.7%, compared to 37.9% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $1.16, a decrease of 42.6% compared to the comparable prior year period.
•	Net cash provided by operating activities was $69.8 million for the current year.
•	DSO of 201 days, compared to 162 days for the comparable prior year period.
•	Inventory turnover days of 51 days, compared to 38 days for the comparable prior year period.

Fourth Quarter of Fiscal Year 2017 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $22.6 million, a decrease of 34.0% compared to the comparable prior year period.
•	Total revenues were $138.0 million, a decrease of 6.6% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 39.1%, compared to 39.9% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.37, a decrease of 35.1% compared to the comparable prior year period.
•	Net cash provided by operating activities was $23.8 million for the current quarter.
•	DSO of 153 days, compared to 146 days for the comparable prior year period.
•	Inventory turnover days of 50 days, compared to 37 days for the comparable prior year period.

Beijing, China – Aug 14, 2017 –Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2017 and the fourth quarter ended on June 30, 2017 (see attached tables). The management of Hollysys, stated:

Hollysys Automation Technologies Ltd August 14, 2017	Page 2

Industrial automation presented signal of stabilization starting from the second half of the fiscal year. Our third quarter revenue achieved year-on-year growth for the first time in the last two years, recorded at 0.1%, The growth went further up to 6.5% in the fourth quarter, driving fiscal year revenue decline down to single digit while new contracts was recovering. Performance in power remained prominent. We signed contracts to provide products for large power units, including Sichuan Jiangyou 2X1000MW power units, Xinjiang East Hope 4X660MW power units, Guohua Yongzhou 2X1000MW power units, and Datang Pingluo 2X660MW power units. In chemical, several major contracts we signed include DCS and SIS contract for the polysilicon of Xinjiang East Hope Company, DCS and Batch contract for ASIA CUANON in its Waterborne Coatings Project and DCS, AMS and SIS contract for Bosheng Clean Energy Company. In nuclear, we continued to provide products for Tianwan, Fangchenggang and Hongyanhe Nuclear Stations.

In Factory automation, under the transition from an equipment provider to be a total solution provider, we are developing demonstration projects whose practice and model can be transferrable for future application in related industries. We are currently running testing projects for some renowned domestic enterprises, including an automation-and-intelligence boosting project for Haier’s Tianjin-based and Qingdao-based wash machine factories, and another project for Hai Di Lao, the famous hot pot chain, to improve efficiency in hot pot base material making.

In high-speed railway, a flat fourth quarter performance was not enough to offset the 48% decline accumulated in the first three quarters. Weakness persisted throughout the year. Limited completion of newly planned railway infrastructure in the early years of the 13th five-year-plan coupled with change in customer procurement timeline present unfavorable short-term outlook and rendered uncertainties and volatilities in the performance of ATP contracts. For ground-based control, we signed contracts to provide TCC to Jinan-Qingdao Line, Haerbin-Jiamusi Line and Jiujingqu Line. For subway, we adhered to the expansion strategy, winning new SCADA contracts in more cities, such as Wuhan Line 21 and Dalian intercity line (from Jinzhou to Pulandianwan).Even with short-term uncertainty, however, outlook for our rail business in the long run remains positive. National mid and long term plan for the high-speed railway describes a sizable market, while we are paying adequate attention to after sale and replacement demand and expanding our products range.

In the mechanical and electrical installation services, although facing uncertain macroeconomic condition in Singapore and South East Asia as well as political tensions in Middle East, M&E recorded high single-digit growth at 9%. Concord, for example, signed a contract to provide electrical installation services for Macau LRT Phase 1 Project. Ongoing economic and political situation in these areas raised concern on performance and should be closely followed. Moreover, management and risk control can be addressed to improve operation efficiency as counter measure. The strategic value of Concord and Bond as customer resources and international sales channels remains significant and we expect a moderate growth in the future.

The Fourth Quarter and Fiscal Year 2017 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

Hollysys Automation Technologies Ltd August 14, 2017	Page 3

(In USD thousands, except for number of shares and per share data)

	Three months ended			Fiscal year ended
	Jun 30, 2017	Jun 30, 2016	% Change	Jun 30, 2017	Jun 30, 2016	% Change

Revenues	$137,961	147,669	(6.6)%	$431,943	544,325	(20.6)%
Integrated contract revenue	$124,733	132,861	(6.1)%	$385,500	477,790	(19.3)%
Products sales	$8,549	11,554	(26.0)%	$32,665	54,546	(40.1)%
Service rendered	$4,679	3,254	43.8%	$13,778	11,989	14.9%
Cost of revenues	$84,065	88,780	(5.3)%	$290,891	337,781	(13.9)%
Gross profit	$53,896	58,889	(8.5)%	$141,052	206,544	(31.7)%
Total operating expenses	$33,894	25,991	30.4%	$79,737	81,283	(1.9)%
Selling	$6,593	6,680	(1.3)%	$24,412	25,637	(4.8)%
General and administrative	$14,586	13,535	7.8%	$43,833	41,972	4.4%
Goodwill impairment charge	$11,211	-	-	$11,211	-	-
Research and development	$8,026	8,595	(6.6)%	$30,109	36,564	(17.7)%
VAT refunds and government subsidies	$(6,522)	(2,819)	131.4%	$(29,828)	(22,890)	30.3%
Income from operations	$20,002	32,898	(39.2)%	$61,315	125,261	(51.1)%
Other income (expenses), net	$(109)	933	111.7%	$1,722	2,316	(25.6)%
Foreign exchange losses	$(267)	(1,027)	(74.0)%	$(135)	(299)	(54.8)%
Gains on disposal of a subsidiary	$628	-	-	$628	-	-
Share of net (loss) income of equity investees	$(1,063)	1,347	(178.9)%	$3,607	7,834	(54.0)%
Gains on dilution and divestment of the Company’s interests in HollyCon	$8,085	-	-	$14,514	-	-
Dividend income from cost investees	(450)	1,109	(140.6)%	-	1,109	(100.0)%
Interest income	$1,256	1,807	(30.5)%	$3,687	5,858	(37.1)%
Interest expenses	$(55)	(397)	(86.1)%	$(849)	(1,311)	(35.2)%
Income tax expenses	$5,383	1,100	389.4%	$14,386	14,238	1.0%
Net income attributable to noncontrolling interests	$42	1,305	(96.8)%	$25	5,033	(99.5)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$22,602	34,265	(34.0)%	$70,078	121,497	(42.3)%
Non-GAAP basic EPS	$0.37	0.58	(36.2)%	$1.16	2.05	(43.4)%
Non-GAAP diluted EPS	$0.37	0.57	(35.1)%	$1.16	2.02	(42.6)%

Share-based compensation expenses	$534	594	(10.1)%	$464	3,860	(88.0)%
Amortization of acquired intangible assets	$318	165	92.7%	$581	818	(29.0)%
Acquisition-related incentive share contingent consideration	$-	-	-	$-	(1,745)	(100.0)%
Convertible bond related fair value adjustments	$89	93	(4.3)%	$89	93	(4.3)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$21,661	33,413	(35.2)%	$68,944	118,471	(41.8)%
GAAP basic EPS	$0.36	0.56	(35.7)%	$1.15	2.00	(42.5)%
GAAP diluted EPS	$0.36	0.55	(34.5)%	$1.14	1.97	(42.1)%

Basic weighted average common shares outstanding	60,420,004	59,511,267	1.5%	60,190,780	59,170,050	1.7%
Diluted weighted average common shares outstanding	61,268,999	60,675,636	1.0%	61,013,386	60,611,456	0.7%

Operational Results Analysis for the Fiscal Year Ended June 30, 2017

Hollysys Automation Technologies Ltd August 14, 2017	Page 4

Comparing to the prior fiscal year, the total revenues for fiscal year 2017 decreased from $544.3 million to $431.9 million, representing a decrease of 20.6%. Broken down by the revenue types, services revenue increased by 14.9% to $13.8 million, integrated contracts revenue decreased by 19.3% to $385.5 million, and products sales revenue decreased by 40.1% to $32.7 million. In July 2016, the company’s interests in Hollycon were diluted from 51.0% to 30.0% and the Company lost the control of Hollycon. As a result, Hollycon’s financials would not be included in the Company’s consolidated financials from July 2016 on. If Hollycon’s revenue was excluded from the comparable figure for the prior fiscal year, the products sales revenue for fiscal year 2017 should be increased by 13.8%, and the total revenues for fiscal year 2017 should be decreased by 16.7%.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Fiscal year ended Jun 30,
	2017		2016
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	172,667	39.9%	182,902	33.6%
Rail Transportation Automation	155,732	36.1%	240,310	44.2%
Mechanical and Electrical Solution	103,544	24.0%	95,277	17.5%
Miscellaneous	-	0.0%	25,836	4.7%
Total	431,943	100.0%	544,325	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 32.7% for fiscal year 2017, as compared to 37.9% for the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 28.2%, 69.5% and 70.8% for fiscal year 2017, as compared to 35.2%, 56.0%, and 66.4% for the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 32.5% for fiscal year 2017, as compared to 37.8% for the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 28.0%, 69.5% and 70.8% for fiscal year 2017, as compared to 35.0%, 56.0%, and 66.4% for the prior year respectively.

Selling expenses were $24.4 million for fiscal year 2017, representing a decrease of $1.2 million or 4.8% compared to $25.6 million for the prior year. Presented as a percentage of total revenues, selling expenses were 5.7% and 4.7% for fiscal year 2017 and 2016, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $43.8 million for fiscal year 2017, representing an increase of $1.8 million, or 4.4%, as compared to $42.0 million for the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 10.1% and 7.7% for fiscal year 2017 and 2016 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $44.3 million and $45.8 million for fiscal year 2017 and 2016, respectively.

Hollysys Automation Technologies Ltd August 14, 2017	Page 5

Goodwill impairment charge was $11.2 million for fiscal year 2017. Concord’s operating results deviated from previous expectation, and the management estimation was made in forecast of Concord’s performances, which led the company to make an estimation of impairment of goodwill related to Concord acquisition.

Research and development expenses were $30.1 million for fiscal year 2017, a decrease of $6.5 million or 17.7% compared to $36.6 million for the prior year. Presented as a percentage of total revenues, R&D expenses were 7.0% and 6.7% for fiscal year 2017 and 2016, respectively. If Hollycon’s R&D expenses were excluded from the comparable figure for the prior fiscal year, the R&D expenses for fiscal year 2017 should be decreased by 12.6%.

The VAT refunds and government subsidies were $29.9 million for fiscal year 2017, as compared to $22.9 million for the prior year, representing a $7.0 million or 30.3% increase which was primarily due to increase of the government subsidies for $10.0 million.

The income tax expenses and the effective tax rate were $14.4 million and 17.2% for fiscal year 2017, as compared to $14.2 million and 10.3% for the prior year. During the fourth quarter of fiscal year 2017, the company recorded a deferred tax expense of $5.4 million related to the dilution of the Company’s interest in Hollycon. Excluding the impact of the abovementioned tax expenses, the effective tax rate for fiscal year 2017 should be 10.8%.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustments was $70.1 million or $1.16 per diluted share based on 61.0 million shares outstanding for fiscal year 2017. This represents a 42.3% decrease over the $121.5 million or $2.02 per share based on 60.6 million shares outstanding reported in prior year. On a GAAP basis, net income attributable to Hollysys was $68.9 million or $1.14 per diluted share representing a decrease 41.8% over the $118.5 million or $1.97 per diluted share reported in prior year.

Operational Results Analysis for the quarter Ended June 30, 2017

Comparing to the fourth quarter of the prior fiscal year, the total revenues for the three months ended June 30, 2017 decreased from $147.7 million to $138.0 million, representing a decrease of 6.6%. Broken down by the revenue types, services revenue increased by 43.8% to $4.7 million, integrated contracts revenue decreased by 6.1% to $124.7 million, and products sales revenue decreased by 26.0% to $8.5 million. If Hollycon’s revenue was excluded from the comparable figure for the fourth quarter of the prior fiscal year, the products sales revenue for the three months ended June 30, 2017 should be increased by 101.5%, and the total revenues for the three months ended June 30, 2017 should be decrease by 1.7%.

Hollysys Automation Technologies Ltd August 14, 2017	Page 6

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Three months ended Jun 30,
	2017		2016
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	43,783	31.7%	41,134	27.8%
Rail Transportation Automation	64,647	46.9%	65,944	44.7%
Mechanical and Electrical Solution	29,531	21.4%	32,921	22.3%
Miscellaneous	-	0.0%	7,670	5.2%
Total	137,961	100.0%	147,669	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 39.1% for the three months ended June 30, 2017, as compared to 39.9% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 35.7%, 71.5% and 69.9% for the three months ended June 30, 2017, as compared to 37.4%, 58.0% and 74.7% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 38.8% for the three months ended June 30, 2017, as compared to 39.8% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 35.4%, 71.5% and 69.9% for the three months ended June 30, 2017, as compared to 37.3%, 58.0% and 74.7% for the same period of the prior year respectively.

Selling expenses were $6.6 million for the three months ended June 30, 2017, representing a decrease of $0.1 million or 1.3% compared to $6.7 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 4.8% and 4.5% for the three months ended June 30, 2017, and 2016, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $14.6 million for the three months ended June 30, 2017, representing an increase of $1.1 million or 7.8% compared to $13.5 million for the same quarter of the prior year.. Presented as a percentage of total revenues, non-GAAP G&A expenses were 10.6% and 9.2% for quarters ended June 30, 2017 and 2016 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $15.1 million and $14.1 million for the three months ended June 30, 2017 and 2016, respectively.

Research and development expenses were $8.0 million for the three months ended June 30, 2017, representing a decrease of $0.6 million or 6.6% compared to $8.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 5.8% and 5.8% for the quarter ended June 30, 2017 and 2016, respectively.

The VAT refunds and government subsidies were $6.5 million for three months ended June 30, 2017, as compared to $2.8 million for the same period in the prior year, representing a $3.7 million or 131.4% increase which was primarily due to the increase of the government subsidies for $4.5 million.

Hollysys Automation Technologies Ltd August 14, 2017	Page 7

The income tax expenses and the effective tax rate were $5.4 million and 19.9% for the three months ended June 30, 2017, as compared to $1.1 million and 3.1% for comparable prior year period. During the fourth quarter of fiscal year 2017, the company recorded a deferred tax expense of $5.4 million related to the dilution of the Company’s interest in Hollycon. In addition, in the process of Settlement and Payment of Enterprise Income Tax for calendar year 2016 in May 2017, Beijing Hollysys and Hangzhou Hollysys satisfied to a preferential income tax rate of 10% for calendar year 2016 due to its “Key Software Enterprise” status, instead of the 15% used by the Company in calendar year 2016. As a result, the Company recorded a tax benefit of $4.4 million during the fourth quarter of fiscal 2017. Excluding the impact of the abovementioned tax expenses and tax benefit, the effective tax rate for the three months ended June 30, 2017 should be 16.2%.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustments was $22.6 million or $0.37 per diluted share based on 61.3 million shares outstanding for the three months ended June 30, 2017. This represents a 34.0% decrease over the $34.3 million or $0.57 per share based on 60.7 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $21.7 million or $0.36 per diluted share representing a decrease of 35.2% over the $33.4 million or $0.55 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $169.9 million new contracts for the three months ended June 30, 2017. And the backlog as of June 30, 2017 was $524.0 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved		Backlog
	for the three months ended Jun 30, 2017		as of Jun 30, 2017
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	84,081	49.5%	158,749	30.2%
Rail Transportation	69,863	41.1%	235,578	45.0%
Mechanical and Electrical Solutions	15,927	9.4%	129,713	24.8%
Total	169,871	100.0%	524,040	100.0%

Hollysys Automation Technologies Ltd August 14, 2017	Page 8

Cash Flow Highlights

For the fiscal year ended June 30, 2017, the total net cash outflow was $31.5 million. The net cash provided by operating activities was $69.8 million. The net cash used in investing activities was $89.6 million, mainly consisted of $154.8 million time deposit with original maturities over three months placed with banks, and $16.7million cash reduced upon deconsolidation of subsidiary, which was partially offset by the $89.3 million generated from matured time deposits with original maturities over three months. The net cash used in financing activities was $7.4 million, mainly consisted of $12.0 million used for payment of dividends, $7.4 million used for repayments of long-term loans, $4.9 million used for repayments of short-term loans, which was partially offset by $10.1 million proceeds from short-term bank loans, and $6.3 million proceeds from exercise of options.

For the three months ended June 30, 2017, the total net cash inflow was $15.2 million. The net cash provided by operating activities was $23.8 million. The net cash used in investing activities was $13.1 million, mainly consisted of $57.3 million time deposits placed with banks, which was partially offset by $48.8 million maturity of time deposits. The net cash provided by financing activities was $2.0 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $293.9 million, $268.8 million, and $271.5 million as of June 30, 2017, March 30, 2017 and June 30, 2016, respectively. As of June 30, 2017, the company held $197.6 million in cash and cash equivalents and $96.3 million in time deposits with original maturities over three months.

For fiscal year ended June 30, 2017, Days Sales Outstanding (“DSO”) was 201 days, as compared to 162 days from the prior year; and inventory turnover was 51 days, as compared to 38 days from the prior year.

For the three months ended June 30, 2017, DSO was 153 days, as compared to 146 days for the comparable prior year period and 219 days for the last quarter; and inventory turnover was 50 days, as compared to 37 days for the comparable prior year period and 61 days for the last quarter.

Outlook for FY 2018

The management concluded, “Based on our backlog currently on-hand and sales pipeline envisioned so far, we set our guidance for fiscal year 2018 with revenue in the range of $500 million to $530 million and non-GAAP net income in the range of $100 million to $110 million.”

Hollysys Automation Technologies Ltd August 14, 2017	Page 9

Conference Call

The Company will host a conference call at 9:00 pm August 14, 2017 U.S. Eastern Time / 9:00 am August 15, 2017 Beijing Time, to discuss the financial results for the fourth quarter and the fiscal year 2017 ended June 30, 2017 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 8301952.

1 800 573 793	(Australia)
+61 (0)2 9193 3706	(Australia, Sydney)
4001-209-101	(China)
0805 101 219	(France)
0800 589 4609	(Germany)
800 961 105	(Hong Kong)
+852 3008 1527	(Hong Kong)
0120 001 836	(Japan)
007 9814 2032 546	(Korea, Republic of)
1800 806 802	(Malaysia)
0800 868 298	(Taiwan)
+65 6320 9025	(Singapore, Singapore)
0800 200 831	(Switzerland)
0800 358 6377	(United Kingdom)
+44 (0)330 336 9105	(United Kingdom, Local)
866-548-4713	(United States/Canada)
+1 719-457-1036	(United States, Colorado Springs)
+1 323-794-2093	(United States, Los Angeles)

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at: http://ir.hollysys.com/ or http://hollysys.investorroom.com

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies Ltd August 14, 2017	Page 10

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com

Hollysys Automation Technologies Ltd August 14, 2017	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In USD thousands except for number of shares and per share data)

	Three months ended Jun 30,		Fiscal year ended Jun 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$124,733	$132,861	$385,500	$477,790
Products sales	8,549	11,554	32,665	54,546
Revenue from services	4,679	3,254	13,778	11,989
Total net revenues	137,961	147,669	431,943	544,325

Cost of integrated contracts	80,540	83,275	277,476	310,545
Cost of products sold	2,434	4,847	9,971	24,023
Costs of services rendered	1,409	823	4,025	4,031
Gross profit	53,578	58,724	140,471	205,726

Operating expenses
Selling	6,593	6,680	24,412	25,637
General and administrative	15,120	14,129	44,297	45,832
Goodwill impairment charge	11,211	-	11,211	-
Research and development	8,026	8,595	30,109	36,564
VAT refunds and government subsidies	(6,522)	(2,819)	(29,828)	(22,890)
Total operating expenses	34,428	26,585	80,201	85,143

Income from operations	19,150	32,139	60,270	120,583

Other income (expenses), net	(109)	933	1,722	4,061
Foreign exchange losses	(267)	(1,027)	(135)	(299)
Share of net income of equity investees	(1,063)	1,347	3,607	7,834
Gains on dilution and divestment of the Company’s interests in HollyCon	8,085	-	14,514
Gains on disposal of a subsidiary	628	-	628	-
Dividend income from cost investees	(450)	1,109	-	1,109
Interest income	1,256	1,807	3,687	5,858
Interest expenses	(144)	(490)	(938)	(1,404)
Income before income taxes	27,086	35,818	83,355	137,742

Income taxes expenses	5,383	1,100	14,386	14,238
Net income	21,703	34,718	68,969	123,504

Net income attributable to noncontrolling interests	42	1,305	25	5,033
Net income attributable to Hollysys Automation Technologies Ltd.	$21,661	$33,413	$68,944	$118,471

Other comprehensive income (loss), net of tax of nil
Translation adjustments	11,659	(17,973)	(22,925)	(48,840)
Comprehensive income	33,362	16,745	46,044	74,664

Less: comprehensive income (loss) attributable to noncontrolling interests	44	(1,260)	(8,508)	2,245
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$33,318	$18,005	$54,552	$72,419

Net income per ordinary share:
Basic	0.36	0.56	1.15	2.00
Diluted	0.36	0.55	1.14	1.97
Shares used in income per share computation:
Weighted average number of ordinary shares	60,420,004	59,511,267	60,190,780	59,170,050
Weighted average number of diluted ordinary shares	61,268,999	60,675,636	61,013,386	60,611,456

Hollysys Automation Technologies Ltd August 14, 2017	Page 12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In USD thousands except for number of shares and per share data)

	Jun 30,	Mar 31,
	2017	2017
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$197,640	$182,478
Time deposits with original maturities over three months	96,214	86,352
Restricted cash	39,534	44,940
Accounts receivable, net of allowance for doubtful accounts of $48,089 and $45,509 as of June 30,2017 and March 31, 2017, respectively	246,552	223,494
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $8,659 and $5,515 as of June 30, 2017 and March 31, 2017, respectively	162,096	147,737
Other receivables, net of allowance for doubtful accounts of $1,448 and $1,534 as of June 30, 2017 and March 31, 2017, respectively	20,000	15,026
Advances to suppliers	11,537	9,463
Amounts due from related parties	34,178	44,868
Inventories	45,660	45,802
Prepaid expenses	619	562
Income tax recoverable	5,169	6,531
Deferred tax assets	8,828	7,586
Total current assets	868,027	814,839

Non-current assets
Restricted cash	522	2,318
Prepaid expenses	-	13
Property, plant and equipment, net	81,607	79,871
Prepaid land leases	10,206	10,145
Acquired intangible assets, net	850	407
Investments in equity investees	47,242	23,924
Investments in cost investees	4,024	3,961
Goodwill	47,326	57,758
Deferred tax assets	23	1,758
Total non-current assets	191,800	180,155

Total assets	1,059,827	994,994

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	8,121	2,979
Current portion of long-term loans	420	5,260
Accounts payable	124,670	101,598
Deferred revenue	107,407	105,145
Accrued payroll and related expenses	13,600	9,455
Income tax payable	3,371	6,362
Warranty liabilities	5,386	6,137
Other tax payables	10,488	4,833
Accrued liabilities	24,437	30,768
Amounts due to related parties	2,301	2,244
Deferred tax liabilities	4,350	5,842
Total current liabilities	304,551	280,623

Non-current liabilities
Accrued liabilities	2,220	-
Long-term loans	20,581	20,682
Deferred tax liabilities	6,689	816
Warranty liabilities	2,246	3,227
Total non-current liabilities	31,736	24,725

Total liabilities	336,287	305,348

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 and 60,319,599 shares issued and outstanding as of June 30, 2017 and March 31, 2017, respectively	60	60
Additional paid-in capital	222,189	221,656
Statutory reserves	41,526	41,500
Retained earnings	482,603	460,969
Accumulated other comprehensive income	(22,859)	(34,517)
Total Hollysys Automation Technologies Ltd. stockholder’s equity	723,519	689,668

Noncontrolling interests	21	(22)
Total equity	723,540	689,646

Total liabilities and equity	$1,059,827	$994,994

Hollysys Automation Technologies Ltd August 14, 2017	Page 13

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In USD thousands)
	Three months ended	Fiscal year ended
	Jun 30, 2017	Jun 30, 2017
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$21,703	$68,969
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,631	6,049
Amortization of prepaid land leases	48	189
Amortization of intangible assets	159	580
Allowance for doubtful accounts	4,796	9,760
Loss on disposal of property, plant and equipment	570	596
Impairment loss on goodwill	11,211	11,211
Impairment loss on property, plant and equipment	361	361
Share of net income from equity investees	1,063	(3,607)
Gains on dilution and divestment of the Company’s interests in HollyCon	(8,085)	(14,514)
Gain on disposal of a subsidiary	(628)	(628)
Share based compensation expenses	533	464
Deferred income tax expenses	4,950	2,015
Accretion of convertible bond discount	270	661
Fair value adjustments of a bifurcated derivative	89	89
Changes in operating assets and liabilities:
Accounts receivable	(20,314)	(23,441)
Costs and estimated earnings in excess of billings	(14,710)	21,945
Inventories	875	(10,701)
Advances to suppliers	(730)	881
Other receivables	(4,166)	(6,767)
Deposits and other assets	7,916	(12,698)
Due from related parties	(1,447)	(6,819)
Accounts payable	16,087	23,563
Deferred revenue	615	28,168
Accruals and other payable	(2,997)	(18,509)
Due to related parties	21	801
Income tax payable	(1,580)	(1,779)
Other tax payables	5,567	(7,026)
Net cash provided by operating activities	23,808	69,813

Cash flows from investing activities:
Time deposits placed with banks	(57,253)	(154,810)
Purchases of property, plant and equipment	(335)	(3,711)
Proceeds from disposal of property, plant and equipment	30	64
Maturity of time deposits	48,787	89,262
Investment of an equity investee	(2,654)	(2,654)
Proceeds received from a cost method entity	-	88
Cash prepaid for acquisition of a subsidiary	(1,652)	(1,652)
Cash reduced upon deconsolidation of subsidiary	-	(16,681)
Disposal of a subsidiary, net of cash received	-	541
Net cash used in investing activities	(13,077)	(89,553)

Cash flows from financing activities:
Proceeds from short-term bank loans	3,121	10,058
Repayments of short-term bank loans	(844)	(4,932)
Proceeds from long-term bank loans	-	461
Repayments of long-term bank loans	(313)	(7,350)
Proceeds from exercise of options	-	6,323
Payment of Dividends	-	(11,973)
Net cash provided by (used in) financing activities	1,964	(7,413)

Effect of foreign exchange rate changes	2,467	(4,302)
Net increase (decrease) in cash and cash equivalents	$15,162	$(31,455)

Cash and cash equivalents, beginning of period	$182,478	$229,095
Cash and cash equivalents, end of period	197,640	197,640

Hollysys Automation Technologies Ltd August 14, 2017	Page 14

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)
	Three months ended		Fiscal year ended
	Jun 30,		Jun 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$80,540	$83,275	$277,476	$310,545
Less: Amortization of acquired intangible assets	318	165	581	818
Non-GAAP cost of integrated contracts	$80,222	$83,110	$276,895	$309,727

General and administrative expenses	$15,120	$14,129	$44,297	$45,832
Less: Share-based compensation expenses	534	594	464	3,860
Non-GAAP general and administrative expenses	$14,586	$13,535	$43,833	$41,972

Other income, net	$(109)	$933	$1,722	$4,061
Add: acquisition-related incentive share contingent consideration fair value adjustment	-	-	-	(1,745)
Non-GAAP other income, net	$(109)	$933	$1,722	$2,316

Interest expenses	$(144)	$(490)	$(938)	$(1,404)
Add:
convertible bond related fair value adjustment	89	93	89	93
Non-GAAP interest expenses	$(55)	$(397)	$(849)	$(1,311)

Net income attributable to Hollysys Automation Technologies Ltd.	$21,661	$33,413	$68,944	$118,471
Add:
Share-based compensation expenses	534	594	464	3,860
Amortization of acquired intangible assets	318	165	581	818
Acquisition-related consideration adjustment	-	-	-	(1,745)
Convertible bond related Fair value adjustments	89	93	89	93
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$22,602	$34,265	$70,078	$121,497

Weighted average number of basic ordinary shares	60,420,004	59,511,267	60,190,780	59,170,050
Weighted average number of diluted ordinary shares	61,268,999	60,675,636	61,013,386	60,611,456
Non-GAAP basic earnings per share	$0.37	$0.58	$1.16	$2.05
Non-GAAP diluted earnings per share	$0.37	$0.57	$1.16	$2.02